===========================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                          ------------------------

                             Amendment No. 2 to
                               SCHEDULE 14D-1
                     Tender Offer Statement Pursuant to
          Section 14(d)(1) of the Securities Exchange Act of 1934
                                    and
                             Amendment No. 3 to
                                SCHEDULE 13D
                 under the Securities Exchange Act of 1934
                          ------------------------

                             RELTEC CORPORATION
                         (Name of Subject Company)
                           GEC Acquisition Corp.
                              GEC Incorporated
                    The General Electric Company, p.l.c.
    (Not Affiliated with the U.S. Based Corporation With a Similar Name)
                                 (Bidders)
                          ------------------------

                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)
                          ------------------------

                                759527-10-4
                 (CUSIP Number of Each Class of Securities)
                          ------------------------

                            Patricia A. Hoffman
                              GEC Incorporated
                 (c/o Videojet Systems International, Inc.)
                           1500 Mittel Boulevard
                          Wood Date, IL 60191-1073
                               (603) 238-3995

        (Name, Address and Telephone Number of Persons Authorized to
          Receive Notices and Communications on Behalf of Bidders)
                          ------------------------

          Copy to:                                   Copy to:
  Jeffrey I. Gordon, Esq.                     Philip A. Gelston, Esq.
Mark S. Wojciechowski, Esq.                   Cravath, Swaine & Moore
    Mayer, Brown & Platt                          Worldwide Plaza
       1675 Broadway                             825 Eighth Avenue
     New York, NY 10019                         New York, NY 10019
       (212) 506-2500                             (212) 474-1000

===========================================================================


                             Page 1 of 7 pages
                          Exhibit Index on page 7

                               14D-1 and 13D
CUSIP No.  759527-10-4                                Page 2 of 7 pages
----------------------------------------------------------------------------
      1  NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GEC Acquisition Corp.
----------------------------------------------------------------------------
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                    (b)  [ ]
----------------------------------------------------------------------------
      3  SEC USE ONLY
----------------------------------------------------------------------------
      4  SOURCE OF FUNDS

         AF
----------------------------------------------------------------------------
      5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                        [ ]
----------------------------------------------------------------------------
      6  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
----------------------------------------------------------------------------
      7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         45,831,283
----------------------------------------------------------------------------
      8  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                         [ ]
----------------------------------------------------------------------------
      9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         APPROXIMATELY 81.2% OF THE COMMON STOCK OUTSTANDING
----------------------------------------------------------------------------
     10  TYPE OF REPORTING PERSON

         CO
----------------------------------------------------------------------------

                             Page 2 of 7 pages
                          Exhibit Index on page 7

                               14D-1 and 13D
CUSIP No.  759527-10-4                                   Page 3 of 7 pages
----------------------------------------------------------------------------
      1  NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GEC Incorporated
----------------------------------------------------------------------------
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [ ]
                                                                   (b)  [ ]
----------------------------------------------------------------------------
      3  SEC USE ONLY
----------------------------------------------------------------------------
      4  SOURCE OF FUNDS

         AF
----------------------------------------------------------------------------
      5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                       [ ]
----------------------------------------------------------------------------
      6  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
----------------------------------------------------------------------------
      7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         45,831,283
----------------------------------------------------------------------------
      8  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                        [ ]
----------------------------------------------------------------------------
      9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         APPROXIMATELY 81.2% OF THE COMMON STOCK OUTSTANDING
----------------------------------------------------------------------------
     10  TYPE OF REPORTING PERSON

         CO
----------------------------------------------------------------------------


                             Page 3 of 7 pages
                          Exhibit Index on page 7

                               14D-1 and 13D
CUSIP No.  759527-10-4                               Page 4 of 7 pages

----------------------------------------------------------------------------
      1  NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The General Electric Company, p.l.c.
----------------------------------------------------------------------------
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                    (b)  [ ]
----------------------------------------------------------------------------
      3  SEC USE ONLY
----------------------------------------------------------------------------
      4  SOURCE OF FUNDS

         BK, OO
----------------------------------------------------------------------------
      5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                        [ ]
----------------------------------------------------------------------------
      6  CITIZENSHIP OR PLACE OF ORGANIZATION

         ENGLAND AND WALES
----------------------------------------------------------------------------
      7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         45,831,283
----------------------------------------------------------------------------
      8  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                        [ ]
----------------------------------------------------------------------------
      9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         APPROXIMATELY 81.2% OF THE COMMON STOCK OUTSTANDING
----------------------------------------------------------------------------
     10  TYPE OF REPORTING PERSON

         CO
----------------------------------------------------------------------------


                             Page 4 of 7 pages
                          Exhibit Index on page 7

          GEC Incorporated, GEC Acquisition Corp. and The General Electric Company, p.l.c. hereby amend and supplement their combined Tender Offer Statement on Schedule 14D-1 and Amendment No. 1 Statement on Schedule 13D originally filed on March 5, 1999, as subsequently amended (the "Statement"), with respect to an offer (the "Offer") to purchase all outstanding shares of common stock, $0.01 par value, of RELTEC Corporation, a Delaware corporation (the "Company") on the terms described in the Offer to Purchase dated March 5, 1999, as subsequently amended. Capitalized terms not defined have the meanings assigned thereto in the Statement.

Item 10.  Additional Information.

          Item 10 of the Schedule 14D-1 is hereby amended and supplemented by adding the following:

          On April 1, 1999, GEC, p.l.c. issued a press release, a copy of which is attached hereto as Exhibit (a)(8) and is incorporated herein by reference.

          Item 10(c) and (f) of the Schedule 14D-1 is hereby amended and supplemented by adding the following to the Offer to Purchase incorporated therein by reference:

          "On March 31, 1999, the Italian Authority issued a clearance decision with respect to the acquisition of the Company."

Item 11. Material to Be Filed as Exhibits.

          (a)(8) Text of press release dated April 1, 1999.


                             Page 5 of 7 pages
                          Exhibit Index on page 7

                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 1999

                                        GEC ACQUISITION CORP.,

                                        By /s/ Patricia Hoffman
                                          -------------------------
                                          Name:  Patricia Hoffman
                                          Title: Director


                                        GEC INCORPORATED,

                                        By /s/ Michael Lester
                                          -------------------------
                                          Name:  Michael Lester
                                          Title: Director


                                        THE GENERAL ELECTRIC COMPANY, P.L.C.,

                                        By /s/ Michael Lester
                                          -------------------------
                                          Name:  Michael Lester
                                          Title: Director


                             Page 6 of 7 pages
                          Exhibit Index on page 7

                               EXHIBIT INDEX

Exhibit                                                          Page
Number                          Exhibit Name                    Number

(a)(8)        Press Release Dated April 1, 1999..............


                             Page 7 of 7 pages
                          Exhibit Index on page 7